May 22, 2014

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	TRI Pointe Homes, Inc.
Registration Statement on Form S-4
Initially filed on January 9, 2014
File No. 333-193248

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TRI Pointe Homes, Inc. (the “Company”) hereby respectfully requests that the effective time of the Company’s Registration Statement on Form S-4 (File No. 193248) (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 3:00 p.m., Washington D.C. time, on May 22, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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19520 Jamboree Road, Suite 200, Irvine, CA 92612

p. 949.478.8600 f. 949.478.8601

Should you have any questions regarding this request, please contact Michael E. Flynn of Gibson, Dunn & Crutcher LLP at (949) 451-4054, or by email at mflynn@gibsondunn.com.

Sincerely,

TRI Pointe Homes, Inc.

	By:	/s/ Douglas F. Bauer
	Name:	Douglas F. Bauer
	Title:	Chief Executive Officer

cc:	Brad Blank, Esq. (TRI Pointe Homes, Inc.)

Michael Flynn, Esq. (Gibson, Dunn & Crutcher LLP)

Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)

Keith P. Bishop, Esq. (Allen Matkins Leck Gamble Mallory & Natsis LLP)